September 4, 2009

VIA EDGAR AND FACSIMILE

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Granite Construction Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed July 30, 2009
Definitive Proxy Statement
Filed April 3, 2009
File No. 001-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated August 13, 2009 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2008, our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009 and our definitive proxy statement filed on April 3, 2009.  Based on our August 18, 2009 communication with the Staff this response should be considered timely. For your convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

Introduction, page 2

1.
We note the disclosure that you “own and lease substantial aggregate reserves.” We also note the disclosure on page 3 that you “have significant aggregate reserves.” Finally, we note the disclosure elsewhere in your filing regarding your reserves, including under Item 2. Please revise your future filings to provide the information required by Industry Guide 7 and show us in your supplemental response what the revisions will look like, or explain to us why you are not required to provide this information.

Response:

We acknowledge the Staff’s comment and believe that Industry Guide 7 is not applicable to us. Industry Guide 7 is applicable to companies who are significantly engaged in mining operations.  We are one of the largest heavy civil construction contractors in the United States engaged in the construction of roads, highways, bridges, dams, canals, mass transit facilities and airport infrastructure. Although we own aggregate reserves which vertically integrate our construction operations, we do not consider ourselves to be engaged in significant mining operations. Our aggregate reserves provide us with materials necessary for aspects of our construction business enabling us to compete more effectively in certain markets.  With over 85% of our annual revenues being derived from construction services, sales of aggregate products to third parties is not a significant part of our business.

2.
We note the disclosure on page 6 that the total number of employees is seasonal. We also note the disclosure in the first risk factor on page 10. In future filings, please disclose the information required by Item 101(c)(1)(v) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response:

In future filings, beginning with our 2009 Form 10-K in Item 1, we will revise our disclosure to add the following:

Seasonality

The first and fourth quarter of our fiscal year are typically affected by weather conditions, primarily in the West, which may alter our construction schedules and can create variability in our revenues, profitability and the required number of employees.

3.
We note the disclosure in the penultimate paragraph on page 34. In future filings, please revise Item 1 to explain in greater detail the information required by Item 101(c)(1)(iii). Please show us in your supplemental response what the revisions will look like.

Response:

In future filings, beginning with our 2009 Form 10-K in Item 1, we will revise our disclosure to add the following:

Raw Materials

We purchase raw materials consisting of aggregate products, cement, diesel fuel, liquid asphalt, natural gas, propane and steel from numerous sources. Additionally, our aggregate reserves supply a portion of the raw materials needed in Granite West’s construction projects. The price and availability of raw materials may vary from year to year due to market conditions and production capacities. We do not foresee the lack of availability of any raw materials.

Valuation of Real Estate Held for Development and Sale and other Long Lived Assets page 21

4.
We note real estate held for development and sale and other long-lived assets accounted for 4% and 8% as of December 31, 2008 and June 30, 2009, respectively, and you recorded impairment charges for the years ended 2008 and 2007 in the amount of $4.5 million and $3 million, respectively. You disclose that this account includes property, equipment and intangible assets. In future filings, please revise to separately report the tangible and intangible assets.

Response:

We acknowledge the Staff’s comment and note that other long-lived assets include property, equipment and intangible assets. Intangible assets are included in other noncurrent assets in our consolidated balance sheet (see page F-25 of our 2008 Form 10-K). At this time, we do not believe the valuation of property, equipment and intangible assets requires the higher degree of judgment that real estate held for development and sale requires. We will modify our disclosure in future filings regarding the critical accounting estimates associated with the valuation of our real estate held for development and sale, pursuant to SEC Interpretive Release No. 33-8350. Please see response to comment #5 for further information on our valuation of real estate held for development and sale.

5.
In your risk factor disclosure on page 9, you discuss how your real estate development business activities are subject to real estate conditions, economic conditions, fluctuations in interest rates, mortgage availability and changes in demographics. You also provide a brief discussion of the 2009 outlook in your Form 10-Q for the quarter ended June 30, 2009, that states that if there is a continued decline in the residential and commercial real estate markets, the expected profitability for certain development activities could deteriorate and result in an impairment. However, you have not included a detailed discussion of the current economic environment or its specific impact on your operations or liquidity in MD&A. Please address the following:

▪
Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the significant economic downturn in the housing market, demand for commercial property and the lack of availability in the credit markets and its current and expected future impact on your operations, financial position and liquidity;

▪	Specifically discuss, in light of your recent impairment charges, how you determined that the remaining real estate assets held for development are recoverable and further impairment is not warranted;

▪	Provide detailed information on your customers, expected trends, management’s response for managing these events, and potential future actions by management;

▪	Discuss the recent impairments of your real estate assets in 2008; and

▪
Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance.

In your response to this letter, please provide a detailed description of proposed future disclosure.

Response:

In order to enhance our disclosure regarding Granite Land Company and to address the Staff’s comments, we will modify our future filings as applicable to contain language consistent with the following:

Item 1. Business

Granite Land Company: GLC is an investor in a diversified portfolio of land assets and provides real estate services for other Granite operations.  GLC’s current portfolio consists of residential, retail and office site development projects for sale to home and commercial property developers, or held for rental income. The range of our involvement in an individual project may vary from passive investment to management of land rights or entitlement (use of land authorized by government agency), development, construction, leasing and eventual sale of the project.   Our strategy is to remain flexible to sell any of our investments at any stage of the development process.

Generally, we team with partners who have local knowledge and expertise in the development of each property.  Each of these developments is affected by such things as changes in general economic conditions, bank lending practices, interest rate fluctuations, and demand for real estate.  In addition, each project is subject to issues unique to that property such as environmental conditions, local entitlement policies, and market conditions.

Our current investments are located in Washington, California, Texas and Oregon.  In 2008, revenue from GLC was $9.0 million (0.3% of our total revenue), compared with $40.7 million (1.5% of our total revenue) in 2007.

Item 7. MD&A, Current Economic Environment

Economic conditions and contraction of the credit markets has negatively affected the housing market.  Consequently, in 2008 GLC experienced a significant decline in revenues and recorded impairment charges related to our real estate held for development and sale.  GLC projects have long lead times affording us the flexibility to stage our entitlement and construction activities to meet market demand.  We continue to monitor the economic situation and manage our expenditures on construction activities while continuing to work on the process of obtaining entitlements.

A continued decline in the residential or commercial real estate markets may decrease the expected profitability for certain development activities to the point that we would be required to recognize additional valuation impairments in the future. Also, upon renewal of mortgage debt, our banks may require us to provide additional funding to our real estate investments. If one of our partners is unable to make its required contribution or fulfill its management role, we may assume full financial and management responsibility. This could lead us to consolidate additional real estate investments into our financial statements.

Item 7. MD&A, Critical Accounting Estimates, Valuation of Real Estate Held for Development and Sale

We assess impairment of our real estate held for development and sale assets at least annually or whenever events or changes in circumstances indicate that the carrying values may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment of Long-Lived Assets. Circumstances which could trigger an impairment review include, but are not limited to:

•	significant decreases in the market price of the asset;

•	significant adverse changes in legal factors or the business climate;

•	accumulation of costs significantly in excess of the amount originally expected for the acquisition, development or construction of the asset;

•	current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset;

If facts and circumstances indicate that the carrying amount of the real estate held for development and sale might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related asset or group of assets against their respective carrying amounts. Future undiscounted cash flows are estimated based on entitlement status, market conditions, cost of construction, debt load, development schedules, status of joint venture partners and many other factors for each project.  Our estimates of undiscounted cash flows may differ from actual cash flow due to, among other things, fluctuations in interest rates, decisions made by jurisdictional agencies, economic conditions, or changes to our business operations.

In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Expected discounted cash flows incorporate estimates of assumptions that market participants would use in determining fair value, such as market discount rates, transaction prices for other comparable assets, and other market driven data.

In 2008 and 2007, we recorded impairment charges in the amount of $4.5 million and $3.0 million, respectively.  The impairments were due to changes in sales and pricing projections on three of our residential real estate investments that reduced the fair value of the asset below the carrying amount.  Given the current economic environment surrounding real estate, we regularly evaluate the recoverability of our real estate held for development and sale and have determined no further impairment loss needed to be recorded.

Item 7. MD&A, Liquidity

The current real estate market continues to show weakness due to the overall economic slowdown and illiquidity in the capital markets relative to real estate investments. Banks, in some cases, are increasing the equity value required in relation to the amount borrowed.  As a result, we have had to provide additional funding to our real estate investments upon renewal of certain debt obligations.

Covenants contained in our debt agreements require the maintenance of certain financial ratios and the maintenance of tangible net worth (as defined by the debt agreements). Our debt agreements define certain events of default such as the failure to observe certain covenants or the failure by us or one of our subsidiaries, which may include a real estate affiliate of GLC over which we exercise control, to pay its debts as they become due. As of December 31, 2008, we were in compliance with these covenants and no event of default had occurred. Should an event of default occur our lenders could cause the amounts due under the debt agreements to become immediately payable and terminate their obligation to make further credit available.

Revenue, page 22

6.
You state on page 23 that decreases in private sector and materials revenue for your Granite West segment were driven by the ongoing contraction of credit markets and residential construction in all geographic areas in which the Granite West segment operates. Please tell us and disclose in future filings, the nature of private sector contracts compared to public sector contracts, how the significant downturn in the economy has effected each of these markets, and quantify the amount of sales related to residential development and construction in each the private and public sectors of both Granite West and Granite East segments. Considering the significant downturn in residential markets, quantifying sales related to residential development and construction will allow investors to assess the materiality of these sales to your operations and cash flows and the impact any further decline in these sales may have on operations and cash flows.

Response:

We acknowledge the Staff’s comment and note the nature of our work for public sector contracts, construction of roads, site preparation work and infrastructure services is similar to our private sector contracts. The size and scale of projects tend to be larger for our public sector customers due to the nature of construction projects undertaken by federal, state and local government agencies, such as bridges, dams, highways and mass transit systems. Our private sector customers operate in various industries from residential to commercial and industrial development.  We accumulate project data by private/public market sector, by geographic region, by contract size and type but not by industry.

Where appropriate, we will revise our future filings to clarify that residential development is not an element of our public sector work.

Liquidity and Capital Resources, page 35

7.
We note revenue attributed to California accounted for 38% and 36% of net sales for the year ended December 31, 2008 and six months ended June 30, 2009, respectively. You state you received notification that progress payments on certain projects may be delayed. Given that California appears material to your liquidity, in future filings please quantify the total amount of accounts receivable outstanding related to these projects, the amount of progress payments that may be delayed and if payments have been delayed, please include a discussion of this matter and when you expect to collect payment. Your discussion should also address whether the delayed payments have had or will have a negative impact to your liquidity. Refer to Sections 501.03 and .04 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment and note that the state of California is both a location where we generate revenues as well as a customer. Total revenue generated in California represented 38% of our revenues for the year ended December 31, 2008, 27.7% of which was generated from the public sector. Our largest public sector customer in California is the California Department of Transportation, which accounted for 9.6% of our revenues in 2008. At December 31, 2008 and June 30, 2009, total receivables due from the state of California amounted to 4% and 0.5% of our total consolidated accounts receivable balance, respectively. We have not experienced a significant delay in payments or had to write-off receivables relative to the state of California.  At this time, we do not believe disclosure of such information in our periodic filings is warranted. We will revise the applicable disclosure in future filings should circumstances change.

8.
We note you increased your allowance for doubtful accounts by $11 million as of December 31, 2008, however you didn’t include a discussion of the factors that you considered in making this decision. In future filings please provide a discussion of the key factors driving a material change in your allowance account. Your discussion should also address known cash flow problems of your customers (bankruptcy, decreased sales, inability to access credit markets, etc.) that could impact the timing of your collections. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment and note that the increase in the provision for doubtful accounts was included as part of our analysis of general and administrative expenses for the year ended December 31, 2008 in our Form 10-K. We do not believe the increase in the provision is a current indicator of an adverse trend that will have an impact on our liquidity. In future filings, we will revise the applicable disclosure should known adverse trends in the collectability of our accounts receivable warrant such disclosure.

9.
Considering the recent downturn in the economy and tightening of the credit markets, please revise future filings to disclose the specific covenants included in both your senior notes and revolving line of credit agreements, to the extent future non-compliance of any covenant in any of these agreements is reasonably likely. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

We acknowledge the Staff’s comment. We believe it is unlikely that we will breach the debt covenants of our revolving line of credit or senior notes over the next twelve months given our current and future estimates of such ratios/amounts are well in excess of the required ratios/amounts. As such, we do not believe disclosure is warranted in our periodic filings. We will revise the applicable disclosure in future filings should circumstances change.

Debt and Contractual Obligations, page 37

10.
Please revise, future filings, to include your interest commitments under your interest-bearing debt in your contractual obligations table on page 37, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings, beginning with our 2009 Form 10-K to incorporate interest payments in our contractual obligations table.

Joint Venture; Off-Balance-Sheet Arrangement, page 38

11.
We note your discussion regarding the $482.9 million of work that represents your partner’s proportionate share of unconsolidated construction joint ventures. Please revise future filings to clarify whether this $482.9 million represents the amount of your maximum exposure on these arrangements. Additionally, please revise disclosure to discuss any other guarantees you have made to your partners, whether it be completion guarantees or loan guarantees and the fair value of those guarantees, if any.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings, beginning with our 2009 Form 10-K, to further explain the nature and extent of our financial and operational exposure relative to unconsolidated construction joint ventures.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 39

12.
We note that diesel fuel, liquid asphalt, cement and other commodities are a significant part of the paving materials used in many of your construction projects. We further note that construction materials margins have been negatively impacted by lower demand from the private sector as a result of the significant volatility in the raw material prices, such as diesel fuel and liquid asphalt and there is “substantial uncertainty” surrounding 2009 prices. Considering the above, a discussion of commodity price risk management strategies appears appropriate. Please revise your MDA&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure and your risk management strategies, including your price escalation clauses included in some of your contracts and how you manage the risk when there are no escalation clauses in the contract.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings to enhance disclosure and clarify how our raw material needs are met through our construction materials business and third party purchases, and the related risk management strategy.

Note 8. Real Estate Entities and Investments in Affiliates, page F-20

13.
You disclose that approximately $87.5 million of your real estate held for development is pledged as collateral for the obligations of your consolidated real estate entities and that $34.8 million of this debt is non-recourse to Granite. Please clarify and disclose, in future filings, the amount of debt associated with your consolidated real estate entities, including all recourse and non-recourse debt and how you have accounted for and classified this debt.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings to expand discussion about our debt obligations and related classification.

Signature page

14.
In future filings please use the language specified by the Form 10-K instructions for the signature page. We note that you omitted the language “on behalf of the registrant and” prior to “in capacities.”

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings, beginning with our 2009 Form 10-K, to incorporate the omitted phrase.

Certifications, Exhibits 31.1 and 31.2

15.
In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you incorrectly refer to GAAP in paragraph 4(b) and you omitted the language “(or persons performing the equivalent functions)” in the introduction to paragraph 5.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings, beginning with our Third Quarter 2009 Form 10-Q, to make the conforming changes.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 10- Intangible Assets, page 17

16.
Private sector and material sales for the Granite West Segment have significantly decreased since the year ended December 31, 2008 in part due to the ongoing contraction of credit markets and residential construction and backlog was 30.6% lower at June 30, 2009 as compared to June 30, 2008. We note $9.9 million of goodwill is allocated to the Granite West Segment as of June 30, 2009. Please tell us whether you considered these negative factors in determining whether to perform an interim test of impairment for goodwill.  If you didn’t perform an interim impairment analysis, please tell us the factors supporting your conclusion.

Response:

We acknowledge the Staff’s comment and note that while Granite West’s backlog decreased by 30.6% as of June 30, 2009 compared to June 30, 2008, the potential impact was less than would be necessary to reduce the fair value of goodwill below its carrying value of $9.9 million. During our annual impairment testing of goodwill in the fourth quarter of 2008, the implied fair value of goodwill was determined to be significantly in excess of the $9.9 million carrying value. Additional impairment tests are required between annual impairment tests if: 1) warranted by a change in events and circumstances, and 2) it is more likely than not that the fair value of the reporting unit is below its carrying amount. So, while the business climate has been challenging in 2009, we have determined that interim impairment testing was not warranted.

Liquidity and Capital Resources, page 37

17.
We note you had negative cash flows from operating activities as of June 30, 2009, partly because of higher levels of liquid asphalt included in inventory. However, your discussion does not address why liquid asphalt inventory increased. Please provide us with an analysis of the changes in your inventory accounts, specifically addressing the events and circumstances surrounding your $12.8 million inventory reserve adjustment in 2008, the 24% increase during the six months ended June 30, 2009 and what impact if any, commodity pricing has had on your balance at December 31, 2008 and June 30, 2009.

Response:

We acknowledge the Staff’s comment and, in response, we note that our inventory fluctuations are due to the seasonal nature of our work. Of the 24% increase in inventory during the six months ended June 30, 2009, 16% was due to bulk purchases of liquid asphalt in anticipation of job requirements. The remaining inventory increase was primarily driven by quantities on hand as opposed to increases in prices.

We write-off our construction materials inventory based on inventory in excess of estimated foreseeable forecasts. During 2008, forecasted revenues from material sales did not support inventory levels. As such, during 2008, we increased our inventory write-off by $12.8 million.

18.
Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion in future filings to address the reasons for the changes in operating assets and liabilities, specifically the increase in inventory and decrease in accounts receivables. This disclosure would enhance an investors understanding of your cash flow position and ability to adjust future cash flows to meet your needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings regarding reasons for significant changes in our operating assets and liabilities.

Debt and Capital, page 38

19.
You disclose that your debt agreements define certain events of default such as failure to observe certain covenants or failure by “us or one of our subsidiaries, which may include a real estate affiliate of GLC over which we exercise control.” Considering the current market environment and tightening of the credit markets, please expand this disclosure, in future filings, to clarify whether any joint ventures, affiliate or unconsolidated entities are in violation of their covenants and the amount of the associated debt.

Response:

We acknowledge the Staff’s comment and will modify our disclosure in future filings to clarify our debt obligations.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 15

20.
Please disclose the private companies included in your benchmarking. To the extent the identities of these companies are not known to you, please disclose this fact and describe the key demographic data for them. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and as requested, the companies used in the benchmarking were Gilbane Building Company, Peter Kiewit Sons, Inc., TIC Holdings, Inc., and Zachry Holdings, Inc.

21.
We note that you disclose that you target all elements of compensation, base salary, short and long term incentives and total direct compensation at the median level against peer companies for your named executive officers.  We also note that you group together disclosure on your named executive officers. For example, on page 15 you explain that 2008 base salary increases positioned four named executive officers “closer” to market 50th percentile. Please disclose where actual payments of each element of compensation fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

We acknowledge the Staff’s comment.   The earned compensation payments for named executives relative to the market 50th percentile are as follows:

	Base Salary	Total Cash Compensation	Total Direct Compensation
	Variance from 50th Percentile	Variance from 50th Percentile	Variance from 50th Percentile

William G. Dorey	-38%	-15%	-39%
President & Chief Executive Officer

LeAnne M. Stewart	-16%	-20%	-4%
Senior Vice President & Chief Financial Officer

Mark E. Boitano	-29%	-1%	-6%
Executive Vice President & Chief Operating Officer

James H. Roberts	-12%	4%	17%
Senior Vice President & Granite West Manager

Michael F. Donnino	-10%	0%	4%
Senior Vice President & Granite East Manager

Note: Total cash compensation includes base salary plus annual cash incentive. Total direct compensation includes total cash compensation plus restricted stock.

Variance explanation

The Compensation Committee targeted only base salaries at the 50th percentile and considered the peer group median benchmark for the other elements of compensation such as annual cash incentive and restricted stock.  Historically, base salary compensation was set at approximately the 25th percentile.  Over the last two years, the Compensation Committee has transitioned base salaries towards the 50th percentile.  The market median served as a reference point with other items such as retention needs, individual performance, tenure, and potential to impact business performance being considered.

In setting the CEO’s total direct compensation, the Compensation Committee determined that the increase from $1,800,000 in 2007 to $2,500,000 in 2008 was a significant one year increase even though this still resulted in total direct compensation below the 50th percentile of the benchmark data. The Division Managers’ total direct compensation limits were set above the market median. This was designed to leverage and compensate Division Managers to strive for superior performance.

Division Incentive Program Performance, page 20

22.
Please disclose your historical Granite West division safety targets, Granite West and Granite East division AOI targets and actual results and how the results correlated to the payments set forth in the table on page 21 for your Granite West and Granite East managers, who are also named executive officers, or provide us with a detailed explanation of why such targets and actual results are not material.

Response:

We acknowledge the Staff’s comment and in response are providing the following:

Safety

Granite established safety targets for the Company in early 2006.  In 2008, the Compensation Committee instituted a safety incentive metric for the Named Executive Officers at both the Company and Division level. The Company and Division safety targets had the same performance criteria. A prorated safety award could be earned for the results within the established parameters. The table below illustrates the safety parameters where a lower safety incident rate would be awarded with maximum incentive:

	2008 Performance Table for Total Safety Incident Rate (TSIR)
Payout Level	Threshold	Target	Maximum
TSIR	9.5	7.3	5.1

The following chart provides historical target and actual TSIRs for Granite West.  In 2008, Granite West’s actual TSIR of 7.9 was between the threshold and target parameter. A prorated incentive was earned by the Granite West Division Manager as discussed on page 21 of the proxy.

Year	Target	Actual
2006	9.0	7.5
2007	8.1	8.1
2008	7.3	7.9

Division Adjusted Operating Income (AOI)

We refer the Staff to page 20 of our proxy for the definition of AOI.

In 2008, the Granite West Division Manager earned $645,228 for attainment of division goals. The division financial performance achievement was 93% of the target and $627,410 incentive compensation was paid. In addition $17,818 was paid for the safety performance.

In 2008, the Granite East Division Manager earned $499,075 for attainment of division goals. The division financial performance achievement was 81% of the target. The safety goal was not earned due to a work fatality within the division.

We have not provided the division adjusted operating income targets used in determining the 2008 bonus awards for the two division managers, Messrs. Roberts and Donnino. These metrics exclude the effects of various items that the division management does not control, such as corporate overhead, and as a result, the metrics are not comparable with other segment operating data contained in our filings. We have concluded that additional detail would not, in the context of information already provided, be relevant to an investor’s understanding of our compensation policies for division managers.

In connection with our response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ LeAnne M. Stewart
Senior Vice President and
Chief Financial Officer

cc:        Tracey McKoy, Staff Accountant, Securities and Exchange Commission
William G. Dorey, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit Committee, Granite Construction Incorporated
Michael A. Jerome, PricewaterhouseCoopers LLP
Michael Futch, Vice President, General Counsel and Secretary, Granite Construction Incorporated